VIA FACSIMILE (202-772-9210)

AND EDGAR SUBMISSION

September 17, 2009

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

Re:

DigitalTown, Inc.

Form 10-K for the Fiscal Year Ended February 29, 2008

Filed May 27, 2008

Form 10-Q for the Quarterly Period Ended May 31, 2009

Filed July 15, 2009

File no. 0-27225

Dear Ms. Collins:

This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the staff dated September 4, 2009 (the “Comment Letter”) regarding DigitalTown, Inc’s response letter dated August 7, 2009 in connection with the above referenced filings.

Form 10-K for the Fiscal Year Ended February 29, 2008

1.

We note your statement that sales of shares to certain of your purchasers in 2005 and 2006 were made while you were registered as a business development company and that these sales were made pursuant to Reg. E of the Securities Act of 1933.  However, your response letter does not address prior comments 2 and 3 of our letter dated July 17, 2009 as they pertain to the sale of shares in October 2007 to Mr. Greenfield.  Please identify the exemption you relied upon for your sales to Mr. Greenfield that were affected after you ceased to be a business development company.  Please also tell us whether restrictive legends were placed on the certificates representing the securities sold to him.

Response:

On October 5, 2007, the Company entered into a subscription agreement for the sale of 200,000 shares at $2.50 per share with Mr. Greenfield.  The Company relied upon the exemption from registration under Section 4(2) of the Securities Act of 1933

Ms. Kathleen Collins

Accounting Branch Manager

United States Securities and Exchange Commission

and/or Rule 506 or Regulation D thereunder.  The shares were issued with a restricted legend.  The legend will not be removed until six months after the Company receives full payment for the shares, assuming all other requirements of Rule 144 are met.

2.

We note your response to prior comment 3 of our letter dated July 17, 2009 and reissue that comment.  Your response should address what measures DigitalTown and/or its transfer agent took with respect to all securities sold after it ceased to be a business development company.

Response:

The following securities sales have occurred after the Company ceased to be a business development company:

The Company entered into subscription agreements for the sale of 1,300,000 shares at $2.50 per share on October 5, 2007.  The shares were issued with restricted legends.  The legends will not be removed until at least six months after the Company receives full payment for the shares, assuming all other provisions of Rule 144 are met by the original shareholder at the time of any proposed resale.

On August 1, 2008, the Company entered into stock purchase agreements for the sale of 27,885 shares at $2.60 per share.  The shares were issued with restricted legends.  The legends will not be removed until at least six months after the Company receives full payment for the shares, assuming all other provisions of Rule 144 are met by the original shareholder at the time of any proposed resale.

On August 28, 2008, the Company entered into stock purchase agreements for the sale of 1,400 shares at $2.60 per share.  The shares were issued with restricted legends.  The legends will not be removed until at least six months after the Company receives full payment for the shares, assuming all other provisions of Rule 144 are met by the original shareholder at the time of any proposed resale.

On May 1, 2009, the Company entered into stock purchase agreements for the sale of 188,334 shares at $1.50 per share.  The shares were issued with restricted legends.  The legends will not be removed until at least six months after the Company receives full payment for the shares, assuming all other provisions of Rule 144 are met by the original shareholder at the time of any proposed resale.

3.

We note your statement that you “did not rely on Section 4(2) of the Securities Act for the sale of the shares to original purchasers in late 2005 and early 2006.”  Exhibit 10.3 to your Form 10-K/A filed February 13, 2009 indicates that from August 13, 2005 to December 31, 2005 you sold approximately 360 million shares, $.01 per share, for a total of approximately $3.6 million.  Please direct us to the Form 2-E filed

Ms. Kathleen Collins

Accounting Branch Manager

United States Securities and Exchange Commission

for these sales.  While you appear to have been a registered business development company at the time of these sales, you do not appear to have furnished a form 2-E for sales other than the approximately 113,700 shares reported on your Forms 2-E filed in August 2005 and February 2006.

Response:

The Company is unable to understand how the Commission determined that a 2-E was filed for only 113,700 shares sold pursuant to its 1-E filed in January 2005.  According to the 2-E filed in February 2006, during 2005, the Company sold 108,633,108 shares for proceeds of $1,086,331.08.  The discrepancy appears to be between the 360,000,000 shares sold in 2005 for proceeds of $3,600,000, as reported in the Company’s 10-K/A, and what was reported in the February, 2006, 2-E.  Apparently, the 2-E did not reflect the total shares sold under the 1-E in 2005, since there were no other offerings made during 2005, except in reliance on Regulation E.  The Company is reviewing whether an amended 2-E should be filed, considering the withdrawal of its status as a business development company.  If it so decides, a 2-E/A will be filed evidencing the total sales under Regulation E during 2005.

4.

We note that during the quarter ended May 31, 2009 the Company recorded $142,752 of domain name annual license renewals as a prepaid asset, which you will amortize over future periods.  With regards to this asset, please explain further the following:

•

Tell us in which month during the quarter you renewed these licenses;

•

Tell us over what term you will amortize this asset and when the amortization period begins;

•

It appears from your disclosures in Note 2 to the May 31, 2008 Form 10-Q that the Company has paid similar fees in the past.  In this regard, your disclosures indicate that the Company incurred $147,544 for license renewals during the three months ended May 31, 2008, which you appear to have recorded in domain names (an indefinite lived intangible asset).  Tell us the amount of annual license renewals included in the $815,086 domain name balance at May 31, 2009; and

•

Tell us why your accounting for these costs in fiscal 2010 differs from how you accounted for such costs in prior fiscal years.  In this regard, explain how you determined it was appropriate to capitalize certain annual license renewal fees as part of your indefinite lived intangible assets when you are now recording similar fees as an amortizable prepaid asset.  Provide the specific accounting guidance you relied upon in each circumstance.

Response:

The Company offers the following responses to the above bullet points:

•

The annual registrations were renewed in April 2009;

Ms. Kathleen Collins

Accounting Branch Manager

United States Securities and Exchange Commission

•

The asset will be amortized on a straight line basis over 10 months beginning in June 2009 when the websites became revenue generating. The Company did not start amortizing in April 2009 because we wanted to properly match expenses once the sites were operating.  Had we started amortizing in April, the expense would have been $23,792.  This would have been immaterial to our net loss of $419,954.  The change would have only been 5.7%.;

•

There is $577,324 of annual registration fees included in the $815,086 domain name balance at May 31, 2009 which was capitalized over the development period; and

•

Prior to fiscal 2010, the Company was in the development stage of its website and based on FASB Accounting Standards Codification 350-50-55-3 and 350-50-25-7 the cost to obtain and register their domain names was capitalized.  During fiscal 2010, the Company moved into the operating stage and based on FASB Accounting Standards Codification 350-50-55-9 and 350-50-25-14 the annual registration fees for their domain names will start to be expensed.

Summary:

The Company’s management acknowledges the following:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (952)-890-2362 if you require additional information or have any questions.

Sincerely,

/s/ Richard A. Pomije

Richard A. Pomije

Chairman and CEO

Principal Executive Officer

cc: James Parsons: Parsons/Burnett/Bjordahl, LLP